UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Trillium Therapeutics, Inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

89620X506
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    89620X506

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.    89620X506

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.    89620X506

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.    89620X506

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 0 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0%
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.    89620X506

Item 1.

(a)	Name of Issuer

Trillium Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

2488 Dunwin Drive Mississauga, Ontario L5L 1J9 Canada

Item 2.

(a)	Name of Person Filing

Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LP Bihua Chen

(b)	Address of Principal Business Office or, if none, Residence

200 Clarendon Street, 52nd Floor Boston, MA 02116

(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LP - Delaware Bihua Chen - United States

(d)	Title of Class of Securities

Common Shares

(e)	CUSIP Number 89620X506

CUSIP NO.    89620X506

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Cormorant Global Healthcare Master Fund, LP – 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 0% Cormorant Global Healthcare GP, LLC – 0% Cormorant Asset Management, LP – 0% Bihua Chen – 0%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares

CUSIP NO.    89620X506

Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares

(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares

(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares

(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

CUSIP NO.    89620X506

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1	Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on June 5, 2017.

CUSIP NO.    89620X506

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2019

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen